Exhibit 99.1

Press Release February 2, 2022

Lennart Jacobsen proposed as Chairman for Swedish Export Credit Corporation

After 11 years as Chairman of the state-owned company Swedish Export Credit Corporation (SEK), Lars Linder-Aronson is stepping down at the general meeting of shareholders in March 2022. The Government Offices of Sweden propose the election of Lennart Jacobsen as the new Chairman of the Board.

SEK is a state-owned company with the mission of financing Swedish exporters, their suppliers and their foreign customers.

The nomination procedure for the election of a chairman follows the State Ownership Policy, whereby the Government Offices of Sweden propose a chairman for election. The Government Offices of Sweden propose the election of Lennart Jacobsen as Chairman of the Board for the period until the end of the next annual general meeting with the following motivation. “The proposed Chairman of the Board is considered to possess the relevant skills, experience and background for the governance of the company, and is therefore proposed by the shareholder for election as Chairman of the Board.”

“SEK plays an important role for Swedish exports, jobs in industry and the global climate transition. Jacobsen has a solid financial background and experience that suits the business very well.”

PETTER THORWALDSSON, MINISTER FOR BUSINESS, INDUSTRY AND INNOVATION

Lennart Jacobsen holds a master’s degree in electrical engineering from the Royal Institute of Technology in Stockholm. He has been a member of SEK’s Board since March 24, 2021, and has held previous positions as Executive Vice President, Country Senior Executive Sweden and Head of Retail Banking of Nordea Bank AB and CEO Nordics of GE Capital Global Banking AB. At present he works as a board professional, senior advisor and investor.

SEK’s general meeting of shareholders will resolve on the new Chairman on March 24, 2022. Until that date, Lars Linder-Aronson will continue to lead the Board’s work, an assignment he has diligently discharged since 2011.

The Board nomination process at the Government Offices of Sweden is coordinated by the Swedish Ministry of Enterprise and Innovation. Competence needs are analyzed on the basis of the company’s business, circumstances and future challenges, as well as the composition of the Board of Directors and the Board assessments that have been conducted.

SEK’s Board of Directors

Lars Linder-Aronson (Chairman)
Anna Brandt
Reinhold Geijer
Lennart Jacobsen
Hanna Lagercrantz
Hans Larsson
Eva Nilsagård

Other information

Other information on SEK’s Board of Directors is available at The Board of Directors | Swedish Export Credit Corporation (sek.se)

Press contact

Catharina Henriksson, Head of Press and Public Affairs

+46 76-677 59 09

catharina.henriksson@sek.se